SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CENTURY PROPERTIES FUND XIX
                            (Name of Subject Company)

MPF-NY 2006, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF
   SENIOR NOTE PROGRAM I, LP; MPF FLAGSHIP FUND 12, LLC; MP VALUE FUND 6, LLC;
      MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL
      FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MPF DEWAAY PREMIER FUND 4, LLC;
       MPF DEWAAY PREMIER FUND 3, LLC; AND MPF FLAGSHIP FUND 11, LLC; AND
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)
      UNITS OF LIMITED PARTNERSHIP INTEREST (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                      Amount of
                  Valuation*                      Filing Fee
                  ----------                      ----------

                  $3,000,000                       $321.00

* For purposes of calculating the filing fee only. Assumes the purchase of 15,000 Units at a purchase price equal to $200 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $240.75
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: October 31, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of October 31, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; MPF DeWaay Premier Fund, LLC; MPF Blue Ridge Fund I, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 12, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; and MPF Flagship Fund 11, LLC (collectively the "Purchasers") to purchase up to 15,000 Units of limited partnership interest (the "Units") in Century Properties Fund XIX (the "Partnership"), the subject company, at a purchase price equal to $200 per Unit, less the amount of any distributions declared or made with respect to the Units between October 31, 2006 (the "Offer Date") and December 22, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have extended the Expiration Date to December 22, 2006, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. As of the date hereof, a total of 252 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date. The Purchasers have also increased the Offer Price to $200 per Unit.

Item 12. Exhibits.

(a)(1)      Offer to Purchase dated October 31, 2006*

(a)(2)      Letter of Transmittal*

(a)(3)      Form of Letter to Unit holders dated October 31, 2006*

(a)(4)      Supplemental Letter to Unitholders dated December 1, 2006

(a)(5)      Form of Press Release

(b)-(h)     Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2006

MPF-NY 2006, LLC; MPF DeWaay Premier Fund, LLC; MPF Blue Ridge Fund I, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 12, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; and MPF Flagship Fund 11, LLC

By:   /s/ Chip Patterson
      ----------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      ----------------------------
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit  Description

(a)(1)      Offer to Purchase dated October 31, 2006*

(a)(2)      Letter of Transmittal*

(a)(3)      Form of Letter to Unit holders dated October 31, 2006*

(a)(4)      Supplemental Letter to Unitholders dated December 1, 2006

(a)(5)      Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on October 31, 2006.